Exhibit 99.5

Transactions effected by the Foundation since the most recent filing of the Schedule 13D*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
November 2, 2012	150,000	39.0001	37.92-39.82
December 3, 2012	30,000	36.9702	36.66-38.41
December 4, 2012	40,000	36.3963	36.07-36.92
December 5, 2012	80,000	36.2011	35.79-36.70
January 2, 2013	55,000	38.0971	38.00-38.47
January 3, 2013	45,000	38.4250	38.25-38.67

*	The sales were made pursuant to the Rule 10b5-1 stock plan. These shares were sold in multiple transactions on the open market. The Foundation undertakes to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.